Exhibit (a)(2)

May 23, 2007

Dear Stockholder:

I am pleased to inform you that VIASYS Healthcare Inc. (“VIASYS”) has entered into a merger agreement with Cardinal Health, Inc. (“Cardinal Health”). In accordance with the merger agreement, a wholly owned subsidiary of Cardinal Health has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of VIASYS common stock for $42.75 per share in cash, plus, if the first acceptance for payment by Cardinal Health of the shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance (such amount, the “Offer Price”). The Offer is conditioned upon, among other things, a majority of shares of VIASYS common stock outstanding on a fully diluted basis being tendered and not withdrawn, as well as the receipt of required regulatory approvals. The Offer will be followed by a merger in which each share of VIASYS common stock not purchased in the Offer will be converted into the right to receive the Offer Price.

Your Board of Directors has approved the merger agreement, determined that the Offer, the merger and the other transactions contemplated by the merger agreement are fair to, advisable and in the best interests of VIASYS and its stockholders, and your Board of Directors recommends that you accept the Offer, tender your shares pursuant to the terms of the Offer and approve and adopt the merger agreement and the merger.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including an opinion received from the Company’s financial advisor, Lazard Frères & Co. LLC (“Lazard”), that as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in such opinion, the Offer Price to be received by the stockholders pursuant to the Offer and the merger was fair, from a financial point of view, to such stockholders (other than Cardinal Health and its affiliates). The full text of Lazard’s written opinion dated May 11, 2007, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lazard, can be found in Annex II to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Also attached are Cardinal Health’s Offer to Purchase, dated May 23, 2007, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the Offer. We urge you to consider this information carefully and to tender your shares promptly to the Offer.

Randy H. Thurman
Chairman of the Board, President and
Chief Executive Officer